

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 19, 2007

Mr. Gilbert L. Danielson
Executive VP and CFO
Aaron Rents, Inc.
309 E. Paces Ferry Road, N.E.
Atlanta, GA 30305

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Forms 10-Q for the periods ended March 31, 2007 and June 30, 2007**
> **Form DEF 14A filed April 9, 2007**
> **File No. 1-13941**

Dear Mr. Danielson:

We have reviewed your response and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Note A – Summary of Significant Accounting Policies

Rental Merchandise

2. We have reviewed your response to prior comment 12. We note that you include the depreciation of rental merchandise within gross profit. As such, it is unclear why damaged or stolen merchandise would not be similarly presented within gross profit. As stated in EITF 96-9, we believe that decisions about the timing, method and pricing of dispositions of inventory generally are considered to be normal recurring activities integral to the management of the ongoing business. Customer and employee theft or destruction of merchandise is a normal recurring activity in your business, and as such it appears that rental merchandise write-offs should be presented within cost of goods sold, which then would be reflected within your gross profit presented in your quarterly financial information footnote. Please revise or advise.

Note B – Earnings Per Share

3. We have reviewed your response to prior comment 16. Please tell us why you do not include restricted shares in computing your diluted earnings per share, and include the accounting literature which you relied upon to support your basis. Note that paragraph 13 of SFAS 128 states that the computation of diluted EPS should not include the contingent issuance of securities that would have an antidilutive effect on earnings per share. Given that you have reported net income for the three years ended December 31, 2006, it does not appear that including the restricted shares would have an antidilutive effect on your earnings per share. Please advise. Also, please disclose how you treat vested restricted shares in computing your basic earnings per share.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ed Kelly, Staff Attorney, at (202) 551-3728 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief